Monthly Report - February, 2016

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        6,843,636       19,911,244
Change in unrealized gain (loss) on open            1,400,663        1,075,355
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.          34,337          130,046
      Treasury obligations
Interest Income 			               54,157          109,771
Foreign exchange gain (loss) on margin deposits        29,165         (20,388)
				                 ------------    -------------
Total: Income 				            8,361,958       21,206,028

Expenses:
   Brokerage commissions 		            1,051,386        2,081,204
   Management fee 			               36,748           71,758
   20.0% New Trading Profit Share 	              150,642          382,931
   Custody fees 		       	                    1                1
   Administrative expense 	       	               99,220          197,056
					         ------------    -------------
Total: Expenses 		                    1,337,997        2,732,950
Net Income(Loss)			   $        7,023,961       18,473,078
for February, 2016

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (184,995.761    $     5,694,504    212,980,072    218,674,576
units) at January 31, 2016
Addition of 		 	            342        575,068        575,410
386.741 units on February 1, 2016
Redemption of 		 	              0    (3,974,247)    (3,974,247)
(3,257.853) units on  February 29, 2016*
Net Income (Loss)               $       213,074      6,810,887      7,023,961
for February, 2016
         			   -------------   -------------   -----------


Net Asset Value at February 29, 2016
(182,175.665 units inclusive
of 51.016 additional units) 	      5,907,920    216,391,780    222,299,700
				  =============  ============= ==============


		GLOBAL MACRO TRUST February 2016 UPDATE
                      Year to Date     Net Asset
Series	  February ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       3.19% 	   8.87%  $    1,188.72	  165,318.614 $   196,517,543
Series 2       2.89% 	   7.72%  $    1,470.74	        0.000 $             0
Series 3       2.89% 	   7.75%  $    1,490.90	   14,169.424 $    21,125,252
Series 4       3.74% 	  10.04%  $    1,732.72	    2,687.627 $     4,656,905

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					March 18, 2016
Dear Investor:


The Trust was profitable in February largely due to interest rate and stock index futures trading. Also, grain and metals trading generated small profits. Currency, energy and soft commodity trading generated losses.

Early February saw a continuation of January's themes--falling energy prices, which in the current cycle has been negative for equities; and weak economic data in the U.S., Europe and Asia that has continued to drive interest rates on government debt lower. However, the month progressed with additional soft U.S. economic data (throwing doubt on the pace of U.S. interest rate increases), volatile action in Asian equity markets, aggressive monetary easing by Japan's central bank (somewhat surprisingly supporting the yen) and stabilization of energy and other commodity prices (supporting beaten-down commodity-based currencies). These forces combined to take the steam out of the U.S. dollar bull market, and wider implementation of negative interest rate policies, particularly by Japan, gave continued support to government bond prices.

The Trust successfully navigated the volatility in global equity markets. Short positions in European equity indices were profitable despite a late rally in share prices. Short Asian index positions, particularly in Japan, were profitable, and both sides of U.S. equity futures generated moderate profits.

The economic and macro environment continued to be favorable to government debt securities, and long positions in note and bond futures in Japan, Germany, Great Britain, the U.S., Canada and Australia were profitable, as was a long position in British short-term interest rate futures.

As the U.S. dollar bull market faded during February, the euro, Swiss franc and yen became the new "safe haven" currencies (at least temporarily) and all rallied versus the dollar. The Trust's long U.S. dollar positions vs. the euro, Swiss franc and yen were unprofitable, as were long U.S. dollar positions vs the Singapore dollar and most commodity-based currencies.
The British pound rallied along with many other currencies, but then fell precipitously when the possibility of Britain's exit from the EU became more likely and Boris Johnson, the mayor of London, endorsed the move.
The Trust's long dollar position versus sterling ended up profitable.

Gold rallied in February and long positions were profitable. Other precious metals, however, didn't move much, and the gold gain narrowly outweighed small losses on short industrial metal positions.

The rally in energy prices, which had significant effects on other markets, did not significantly impact the portfolio. Losses were sustained on short positions in Brent and WTI crude, RBOB gasoline, heating oil and London gas oil, and these positions were reduced or reversed. However, natural gas continued to decline on supply and weather data, and profits on short positions offset a significant part of the loss from other energy contracts.

Grains were profitable due primarily to short positions on corn and wheat. A short position in sugar was unprofitable.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman